SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
AuthenTec, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
52660107
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52660107	13G	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS Sierra Ventures Associates VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,124,307 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,124,307 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,124,307 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.93% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13G is being filed on behalf of Sierra Ventures Associates VII, LLC, (“Sierra Ventures Associates VII”), Sierra Ventures VII, L.P. (“Sierra Ventures VII”), Sierra Ventures Associates VIII, LLC, (“Sierra Ventures Associates VIII”), Sierra Ventures VIII-A, L.P., (“Sierra Ventures VIII-A”), and Sierra Ventures VIII-B, L.P. (“Sierra Ventures VIII-B”, and hereinafter collectively referred to as “Sierra Ventures Entities”). The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes 353,362 shares of common stock directly held by Sierra Ventures VII, 763,551 shares of common stock directly held by Sierra Ventures VIII-A and 7,394 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the Issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the Issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein. Sierra Ventures Associates VII holds an additional 19,414 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares. Sierra Ventures Associates VIII holds an additional 44,591 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 28,617,920 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No.	52660107	13G	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS Sierra Ventures VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,124,307 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,124,307 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,124,307 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.93% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes 353,362 shares of common stock directly held by Sierra Ventures VII, 763,551 shares of common stock directly held by Sierra Ventures VIII-A and 7,394 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the Issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the Issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein. Sierra Ventures Associates VII holds an additional 19,414 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares. Sierra Ventures Associates VIII holds an additional 44,591 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 28,617,920 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No.	52660107	13G	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS Sierra Ventures Associates VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,124,307 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,124,307 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,124,307 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.93% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes 353,362 shares of common stock directly held by Sierra Ventures VII, 763,551 shares of common stock directly held by Sierra Ventures VIII-A and 7,394 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the Issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the Issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein. Sierra Ventures Associates VII holds an additional 19,414 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares. Sierra Ventures Associates VIII holds an additional 44,591 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 28,617,920 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No.	52660107	13G	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS Sierra Ventures VIII-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,124,307 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,124,307 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,124,307 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.93% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes 353,362 shares of common stock directly held by Sierra Ventures VII, 763,551 shares of common stock directly held by Sierra Ventures VIII-A and 7,394 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the Issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the Issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein. Sierra Ventures Associates VII holds an additional 19,414 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares. Sierra Ventures Associates VIII holds an additional 44,591 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 28,617,920 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008.

CUSIP No.	52660107	13G	Page	6	of	9 Pages

1	NAMES OF REPORTING PERSONS Sierra Ventures VIII-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,124,307 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,124,307 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,124,307 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.93% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes 353,362 shares of common stock directly held by Sierra Ventures VII, 763,551 shares of common stock directly held by Sierra Ventures VIII-A and 7,394 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the Issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the Issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein. Sierra Ventures Associates VII holds an additional 19,414 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares. Sierra Ventures Associates VIII holds an additional 44,591 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 28,617,920 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008.

Item 1(a).	Name of Issuer:

AuthenTec, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Rialto Place, Suite 400
Melbourne, Florida 32901

Item 2(a).	Name of Person Filing:

Sierra Ventures Associates VII, LLC (“Sierra Ventures Associates VII”)
Sierra Ventures VII, L.P. (“Sierra Ventures VII”)
Sierra Ventures Associates VIII, LLC. (“Sierra Ventures Associates VIII”)
Sierra Ventures VIII-A, L.P. (“Sierra Ventures VIII-A”)
Sierra Ventures VIII-B, L.P. (“Sierra Ventures VIII-B”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, California 94025

Item 2(c).	Citizenship:

Sierra Ventures Associates VII – California, United States of America
Sierra Ventures VII – California, United States of America
Sierra Ventures Associates VIII – California, United States of America
Sierra Ventures VIII-A – California, United States of America
Sierra Ventures VIII-B – California, United States of America

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	52660107

Item 3.	Not applicable.
Item 4. Ownership. The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2008:

	Shares				Shared		Percentage
	Held		Shared	Sole Dispositive	Dispositive	Beneficial	of Class
Sierra Ventures Entities	Directly	Sole Voting Power	Voting Power (1)	Power	Power (1)	Ownership (1)	(2)
Sierra Ventures Associates VII	0	0	1,124,307	0	1,124,307	1,124,307	3.93%
Sierra Ventures VII	353,362	0	1,124,307	0	1,124,307	1,124,307	3.93%
Sierra Ventures Associates VIII	0	0	1,124,307	0	1,124,307	1,124,307	3.93%
Sierra Ventures VIII-A	763,551	0	1,124,307	0	1,124,307	1,124,307	3.93%
Sierra Ventures VIII-B	7,394	0	1,124,307	0	1,124,307	1,124,307	3.93%

(1)	Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the Issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the Issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein. Sierra Ventures Associates VII holds an additional 19,414 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares. Sierra Ventures Associates VIII holds an additional 44,591 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.

(2)	This percentage is calculated based upon 28,617,920 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008.

Page 7 of 9 Pages

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 8 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

SIERRA VENTURES VII, L.P.
By:	Sierra Ventures Associates VII, LLC, its General Partner

By:	/s/ David C. Schwab	February 13, 2009

	David C. Schwab, Managing Member	Date

SIERRA VENTURES ASSOCIATES VII, LLC

By:	/s/ David C. Schwab	February 13, 2009

	David C. Schwab, Managing Member	Date

SIERRA VENTURES VIII-A, L.P.
By:	Sierra Ventures Associates VIII, LLC, its General Partner

By:	/s/ David C. Schwab	February 13, 2009

	David C. Schwab, Managing Member	Date

SIERRA VENTURES VIII-B, L.P.
By:	Sierra Ventures Associates VIII, LLC, its General Partner

By:	/s/ David C. Schwab	February 13, 2009

	David C. Schwab, Managing Member	Date

SIERRA VENTURES ASSOCIATES VIII, LLC

By:	/s/ David C. Schwab	February 13, 2009

	David C. Schwab, Managing Member	Date

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 9 of 9 Pages